August 15, 2018

John P. Longenecker
Chief Executive Officer
Aileron Therapeutics, Inc.
281 Albany Street
Cambridge, MA 02139

       Re: Aileron Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2018
           File No. 333-226650

Dear Mr. Longenecker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Stuart M. Falber, Esq.